UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 22, 2023

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

120 Bloomingdale Rd., Suite 304

White Plains, New York 10605

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#03ExquisiteBox; #03ToppsChromeWax; #18-19BASKETBALLGROWTHBASKET; #1909E95SGCSet; #1959TOPPSBASEBALLSET; #1964KOUFAXJERSEY; #1969TOPPSBASKETBALLSET; #1980ToppsBasketballWax; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #48LeafRuthSGC8; #49BowmanJackieAuto; #96SkyboxE-X2000Wax; #AARON1954PSA8.5; #AARONDECADEBASKET; #AcunaBowman10Basket; #ACUNAGOLD9.5; #AlexRodriguez09WSUniform; #AliRookieCardBVG8; #ALIWBCBELT; #ALKALINE1954TOPPSPSA9; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BabeRuthBowsOutPhoto; #BettsBlueRefractorBasket; #BETTSGOLDREFRACTORBASKET; #BobbyOrrBruinsJersey; #BRADY2000SPXSPECTRUMBGS9.5; #BradyBowman10; #BradyChampionshipTicket; #BRADYDEBUTTICKET; #BRADYPLAYOFFCONTENDERSBASKET

#BRADYROOKIE; #CassiusClaySonyListonUPIType1; #CHAMBERLAINHSUNIFORM; #ChamberlainPhilaJersey59-60; #CharlesBarkleySunsJersey; #ChicagoBullsDynastyHardwood; #ChrisBoshGameWornRaptorsSneakers; #Clemente1955PSA8; #Clemente65-68Bat; #CLEMENTEWHITE&GRAYBASKET; #COBBMINTE98; #COBBVINTAGET206PHOTO; #CristianoRonaldoRC1of1; #CROSBYTHECUPBASKET; #CurryGoldToppsPSA10; #DaveBingSigned50GreatestNBAPlayersLithograph; #DIMAGGIO1933BAT; #DONCICBLUEPSA10; #Durant07-08ExquisiteLimitedLogosBGS9.5; #DURANTCHROMEREFRACTORPSA10; #DWADEULTIMATE; #EddiePlankT206PSA4; #ELWAY1984ROOKIECARDPSA10BASKET; #EmbiidFirst50PointGameJersey; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #ERLINGHAALANDPSA10BASKET;

#GaryCarter1975PSA10Basket; #Giannis48PointGameSneakers; #GIANNISGOLDIMMACULATE; #Gretzky1979Topps9; #Gretzky1981SportsIllustratedCoverCGC9.4; #GRETZKYOPEECHEE1979 ;#HamiltonChromeOrangeSapphire; #HARMONKILLEBREW1955TOPPSPSA9; #JackieRobinson1952ToppsPSA8.5; #JackieRobinson53Topps8; #JACKIEROBINSONAUTOBAT; #JETERFOILRCBASKETBGS9.5; #JimmieFoxx1938Bat; #JORDAN86FLEERBGS9.5BASKET; #JordanExquisite8.5Flashback; #JORDANEXQUISITEBGS8; #JORDANFLEER86SGC10; #JordanLeBronMagicTripleSigs; #JordanLeBronSignoftheTimes; #JORDANPSA10; #JORDANROOKIEJERSEY; #JORDANSIGNEDPROFESSIONALBAT; #JoshAllenGoldBGS9.5; #JustinHerbertHiddenTreasureRPA; #KareemPointsRecordBall; #KAWHIBASKET; #KevinDurantHSJersey; #KobeBlackHistoryMonthFinalSeasonShoes; #KobeBryant2001WarmUpJacket; #KobeBryantFirstWhite#24Jersey; #KobeBryantRoyalBlueJordanSneakers; #KobeFinalSeasonSneakers; #KobeLeBronJordanMagicQuadAuto; #KOBEREEBOKIVERSONRETROS; #KOUFAX55PSA9; #KOUFAXPSA8; #LBJEXQUISITE; #LeBronBlackDiamond; #LEBRONBLACKREFRACTOR; #LEBRONCREDENTIALS; #LEBRONEMBLEMSOFENDORSEMENT; #LeBronMeloBosh2008TripleLogoMan; #LeBronMeloDualLogoman; #LEBRONMELOWADETRIORC; #LeBronRookieShoes; #LEBRONULTIMATE; #LOUGEHRIGRCPHOTO; #LukaRookieJersey; #LukaWhiteSparkle; #MAGICBIRDDRJPSA8BASKET; #MAGICBIRDLOGOMAN; #MahomesBronzeBasket; #MahomesImmaculate1of1; #MahomesNT1of1; #MahomesNT8.5; #MANTLE1952BOWMANPSA8; #MANTLE1952TOPPSPSA8; #Mantle1953Bowman8Basket; #Mantle1953Topps8; #Mantle1957ToppsPSA8.5; #MANTLE1960PSA9; #MANTLE1964TOPPS9; #Mantle1966ToppsPSA9Basket; #MANTLE1967TOPPS9; #Mantle1968PSA9Basket; #MANTLE1969TOPPS9; #Mantle51BowmanSGC7; #MANTLE52TOPPSPSA7; #Mantle54BowmanBasket; #MantleDebutStub; #MARINO1984ROOKIECARDBGS10BASKET; #MARINOMANNINGFAVREJERSEYS; #Maris58ToppsPSA9; #MAYS1951BOWMAN7; #MAYS1952PSA8; #Mays1956GrayPSA9; #MAYS1960PSA9; #MayweatherRCPSA10; #MessiMegacracks#71PSA9; #MichaelPorterJrBasket; #MLBALLSTARGAMETICKETRUNCOLLECTION; #MLBHALLOFFAMEBASEBALL; #MONTANARCPSA10; #MOOKIEBETTSGLOVE; #MPJChampionshipTicket; #NadalNetProGlossy; #NegroLeagueLegendaryCutsBasket; #NolanRyan1968MiltonBradleyPSA9; #NolanRyan1968ToppsPSA8.5; #OrangeDominguez; #OVECHKINSPAUTHBASKET9.5; #OvechkinTheCupBGSGemMint9.5; #OZZIESMITHRCBGS9.5; #PaulMolitor1978ToppsPSA10; #PaulPierce2010ASGJersey; #Pele1958AmericanaPSA3; #PeytonManningMVPHelmet; #RipkenRookieJersey&CardBasket; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #RoyCampanella1949BowmanPSA9; #Ruth33GoudeySGC8; #RUTHGEHRIGBALL; #SadaharuOhBat; #SandyKoufax1956ToppsGrayBackPSA9; #SatchelPaige48LeafSGC30; #Serena03NetProPSA10Basket; #ShoelessJoeJackson1915PSA8; #TATISBOWMANBLACKLABEL; #TatumFlawlessGoldBGS9.5; #TEDWILLIAMS1939PLAYBALL; #TheRockBumbleBeePSA10; #Tiger1stEventStub; #TIGERSIFORKIDS; #TigerWoodsDebutTicket; #TimDuncanPMGGreen; #TRAEYOUNGFLAWLESSBGS9; #TraeYoungFlawlessGreenBGS9; #TrevorLawrenceLeafBasket; #TROUTFINESTSUPERFRACTOR; #TysonRCBGS9Basket; #UNITAS1965JERSEY; #UnitasPSA8; #WarrenSpahn1948LeafPSA9; #WILTCHAMBERLAIN1961FLEERRCPSA9; #YAODUNCANDIRKTRIPLELOGOMAN; #ZIONRPABGS9

Item 9.	Other Events

On May 22, 2023, Collectable Sports Assets, LLC (the “Company”) sent the communication that is filed as Exhibit 99.1 to this Current Report on Form 1-U (the “1-U”) to the holders of interests in each of the series set forth on the cover page of this 1-U.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Communication dated May 22, 2023 to unit holders

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: June 8, 2023	By:	/s/ Jarod Winters
Chief Operating Officer

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